Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: July 25, 2001

The following presentation materials may be used by SunTrust Banks, Inc. from time to time in the solicitation of the shareholders of Wachovia Corporation.

The Better Deal

SunTrust

Reasons to Vote Against First Union's Deal

July, 2001

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Sun Trust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes ", "expects". "anticipates ", "estimates ", "intends", "plans ", "targets ", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

Forward Looking Statements

Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Permission for use of the analysts' quotes cited in this presentation was neither sought not obtained.
This presentation contains statements that are the opinions and beliefs of SunTrust.

The Choice for Wachovia Shareholders is Clear

- **An AGAINST vote is the best option for Wachovia shareholders**
  - **Avoid trading Wachovia shares for risky First Union stock**
  - **Opportunity to receive superior SunTrust offer**
  - **Opportunity to receive another offer from third party**
  - **Opportunity to renegotiate better deal with First Union**

SunTrust	First Union
• Higher current value, simpler and better dividend • Consistent earnings and stock performance through disciplined acquisitions and organic growth – SunTrust stock is undervalued; opportunity for P/E expansion • Results, not promises; performance, not just scale • Aversion to risk • Lower execution risk – Lower cost saves – Fewer layoffs and branch closings – History of embracing management of acquired institutions	• A risky bet on one quarter of sequential growth against a long history of botched acquisitions, missed earnings and poor stock performance • A record of trampling shareholder rights throughout this proposed transaction • Aggressive accounting and a habit of distortions • High risk profile • Higher execution risk – Aggressive cost savings – Already revised branch closure estimates upward twice – No history of embracing management of acquired institutions

The Right Partner – The Best Footprint in Banking

Concentration in High Growth and Affluent Markets [1]

- **Best of both worlds: Market extension transaction funded with cost savings from overlapping regions and duplicative functions**
- **Pro forma statistics**
  - **7.5 million retail customers**
  - **$98Bn in U.S. deposits [2]**
  - **1,842 branches**
  - **3,347 ATMs**
  - **85% of U.S. deposits are in markets with Top 3 Ranking**


#5
MD
Greater Washington Area
#1
#1
VA
#4
TN
#3
NC
SC
#1
GA
#1
#3
FL
SunTrust
Wachovia

Source SNL Securities and company financials.

Notes

1. Map does not include Alabama and Delaware. Before estimated divestitures.
2. As of 9/00, most recent data available

SunTrust/Wachovia

Significant Complementary Strengths to Create Shareholder Value

- Success of a merger integration depends largely on compatibility of the cultures being merged
- SunTrust and Wachovia have many shared values
  - Customer service focus
  - Credit quality culture
  - Avoidance of risky bets for short-term gain
  - Bias toward actions that increase long-term shareholder value

Attractive Pro Forma Business Mix
1Q 2001 Revenues



Wealth Management 17%
Retail 50%
Commercial & Corporate 33%

Complementary Brokerage/Wealth Management

SunTrust		Wachovia
Superior mutual fund investment performance	↔	Wealthy customer base
Robinson Humphrey equity research	↔	IJL full service brokerage
AMA Manager-of-Manager and hedge fund products	↔	Offitbank

Complementary Corporate and Commercial Businesses

SunTrust		Wachovia
Debt capital markets capabilities	↔	Long-term corporate relationships
Commercial market leadership	↔	Well regarded treasury management product set

SunTrust

Strong Momentum – Predictable Results

SunTrust Cash Operating EPS (1)
$


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.66
0.88 (2)
0.71
0.73
0.76
0.78
0.81
0.84
0.87
0.90
0.94
0.98
0.95
0.99
1.04
1.04
1.08
1.10
1.12
1.14
1.16
1.17
1.26
0.73
1Q FTU 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FTU
1996
1997
1998
1999
2000
2001

Source SunTrust 10Qs and earnings press releases

SunTrust Cash Dividends Per Share
$


0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.20
0.26 (2)
0.20
0.20
0.23
0.23
0.23
0.23
0.26
0.26
0.26
0.26
0.26
0.35
0.35
0.35
0.35
0.37
0.37
0.37
0.37
0.40
0.40
0.24
1Q FTU 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FTU
1996
1997
1998
1999
2000
2001

Source SunTrust 10Qs and earnings press releases

SunTrust

Notes
1. Operating earnings as reported by SunTrust from 4Q '98 to date, adding back amortization of intangibles. Prior to 4Q '98 EPS as reported adjusted for non-recurring items
2. Adjusted for 2-for-1 stock split. Fully diluted shares not available; used average common shares

SunTrust Momentum

Compares Very Favorably to First Union

- There is no basis for FTU's statement that SunTrust's earnings have "hit the wall"
- SunTrust's continued strong momentum is borne out by its second quarter 2001 results
- Unlike First Union, SunTrust can benchmark its performance off of last year's second quarter results
- First Union's growth is only positive on the most recent quarter over quarter basis

Comparative Operating Performance[1]

	SunTrust Growth Q2 '01/Q2 '00	First Union Growth Q2 '01/Q2 '00
Net Interest Income	7%	(10%)
Non Interest Income	12	(7)
Net Income	9	(9)
Earnings Per Share	13	(10)

SunTrust

Note
1. SunTrust and Wachovia 2Q '01 earnings release

Analysts Believe in the SunTrust Growth Story (1)

SunTrust has not "Hit the Wall"

- **IBES median Long Term EPS growth estimate of 10.5% as of 7/23/01**

- "In sum, SunTrust continues to demonstrate that it is one of the **nation's best-run banks**. The structure of the company's balance sheets argues that continued earnings growth is likely. **Purchase is strongly recommended.**" *– Richard Bove, Raymond James, July 6, 2001*
- "Overall, not only was this a **clean, revenue driven quarter**, but we think the "reported" core EPS number [$1.19] understates the company's earnings power." *– Jennifer Thompson, Putnam Lovell Securities, July 6 2001*
- "We are encouraged by **SunTrust's ability to generate revenue growth in a difficult environment**…" *– Matthew J. Snowling, Friedman, Billings, Ramsey & Co., July 6, 2001*
- "We believe that STI will **manage through a slowing economy better than its peers**, particularly from a credit standpoint." *– Lana Chan, CIBC World Markets, July 6, 2001*
- "…a **22% annualized increase in noninterest income was driven by strong growth in mortgage banking revenues, credit card fees and mutual fund sales. Trust revenues were flat with the first quarter…which we find encouraging given lackluster market performance**." *– Jennifer Thompson, Putnam Lovell, July 6 2001*
- "…the level of **nonperforming assets remains very manageable** as do net charge-offs.." *– Chris Mutascio, Legg Mason, July 9, 2001*
- "…we believe that the reported number of $1.19 per share was conservatively stated…." *– Lana Chan, CIBC World Markets, July 6, 2001*
- **"The only surprise was on the upside."** *– Katrina Blecher, Sandler O'Neill & Partners, July 9, 2001*

Note
1. Permission for use of the analysts' quotes cited throughout this presentation was neither sought nor obtained. Emphasis in analyst quotes in this presentation is added

A Better Deal

SunTrust Creates Value for Wachovia and Its Shareholders

- By every measure, SunTrust is proposing a better deal for Wachovia shareholders
- SunTrust is a much more reliable partner in terms of delivering on results
- 15% increase in Wachovia's share price (as of July 24, 2001 close) since SunTrust made its proposal
- 1% increase in Wachovia's share price in first 20 trading days after First Union announced its transaction

We believe our proposal offers:

- Higher current value
- Simpler and better dividend; with a history of dividend growth
- Unlike First Union, upside not dependent on P/E expansion – most of First Union's P/E expansion seems to have already happened
- Stronger currency; better track record
- Lower execution risk
- Fewer branch closings and staff reductions
- Better outcome for employees, customers and communities

Comparison of Proposals

		SunTrust Deal	First Union Deal
• $4.24 or 6% higher	Price [1]	$73.64	$69.40
• Simpler and better	Dividends	$2.40 [2]	$1.92 plus DEP Security or $1.92 + $0.48 one-time cash payment
• Easier to execute	Cost Savings	$500MM	$890MM
	% of Wachovia's Estimated Core Expense Base [3]	23%	42%
• Higher Wachovia ownership	Wachovia Pro Forma Ownership [4]	43%	29%

Notes
1. Based on July 24, 2001 close; SunTrust transaction based on 1.081 exchange ratio
2. Based on SunTrust proposal to increase annual per share dividend to $2.22 and a 1.081 exchange ratio
3. Wachovia's core non-interest expense base pro forma for impact of Republic Security transaction and card sale
4. Based on common shares outstanding on 6/30/01

Illustrative Dividend Comparison: SunTrust vs. First Union

Assuming 6% Annual Growth Rate in Common Dividend [1]

- **Wachovia shareholders will participate in SunTrust's dividend growth on day 1**
- **SunTrust has grown its dividend in every year since formation of the company**
- **First Union cut its dividend by 50% this year**
- **Under proposal 1, shareholders wait years until they return to Wachovia's current dividend level**
- **Under proposal 2, shareholders wait years to participate in any growth in First Union's underlying common dividend**


SunTrust Proposal
$
3.50
3.00
2.50
2.00
2.40
2.54
2.70
2.86
3.03
2002
2003
2004
2005
2006


First Union Proposal Option 1 (w/$0.48 payment)
$
2.50
2.00
2.04
2.16
2.29
2.42
2002
2003
2004
2005
2006


First Union Proposal Option 2 (w/ DEP security)
$
2.50
2.00
2.40
2.40
2.40
2.40
2.42
2002
2003
2004
2005
2006

Notes

1. Dividends are payable on SunTrust common stock when, as and if declared by the Board of Directors of SunTrust out of the funds legally available therefore. Accordingly, any declaration of dividends on SunTrust common stock in the future will be at the discretion of the SunTrust Board of Directors and will depend upon SunTrust's future earnings and financial condition and other factors. While SunTrust has not reduced the dividend on its common stock at any time in the past, there can be no assurance that SunTrust will continue to pay dividends on SunTrust common stock in the amounts set forth in this document or otherwise. These same factors should be viewed as being generally applicable to the payment of dividends by First Union.

SunTrust

First Union's P/E Expansion Has Already Played Out

No Where to Go But Down

- **First Union is trading at historically high levels**

Forward GAAP P/E Relative to the S&P Bank Index as a % of 5-year Average
%



120
110
100
90
80
1/16/01
2/05/01
2/23/01
3/15/01
4/04/01
4/24/01
5/14/01
6/01/01
6/21/01
7/16/01
First Union

Source: FactSet

Analyst Commentary

- "...First Union is currently trading at parity with the median large-cap bank, representing a 7-year high relative valuation." - *Sean Ryan, Fulcrum Global Partners, 7/13/01*
- "First Union is fully valued, trading at a 3% discount to the peer group" - *Alyse Halpin, Janney Montgomery Scott, 7/13/01*
- "First Union stock sells at a rather high 2002 P/E multiple of 12.0 times against Bank of America at 10.9 times and FleetBoston at 10.3 times" - *Andrew Collins, US Bancorp Piper, 7/13/01*

Analyst Recommendations



Sell
4%
Buy
22%
Hold
74%

Source: Bloomberg 7/16/01

Bank Stocks with Low P/Es Have Generated Lower Returns

- **Low P/E banks such as First Union have not outperformed higher P/E banks by closing the valuation gap, but instead disparities between lower quality banks and higher quality banks have widened**
- **Higher P/E banks generally reflect higher quality institutions and have led to better stock performance**

Cumulative Returns to Shareholders[1]
%


250
200
150
100
50
0
(50)
212
107
148
55
46
(2)
17
(4)
28
29
1996
1997
1998
1999
2000
1st Quartile P/E[2]
4th Quartile P/E[2]

Source: FactSet

Notes
1. Cumulative returns from January 1 of the respective years to 7/16/01. Assumes reinvestment of dividends.
2. 1st quartile consists of 6 banks with the highest P/Es and 4th quartile consists of 6 banks with the lowest P/Es of the S&P Bank Index at beginning of each period. Index consists of 24 banks. For the years 1996, 1997, 1998, 1999 and 2000 SunTrust is in the 1st, 1st, 1st, 2nd and 2nd quartiles, respectively, while First Union is in the last quartile for all the years stated

SunTrust

The Numbers Tell the Story

Who is Creating Value For Shareholders?

- **On every measure, SunTrust has delivered more to its shareholders over the long term than First Union**

	SunTrust			First Union		
	5 Years Ago[1]	Today[2]	Change	5 Years Ago[1]	Today[2]	Change
Price	$49.25	$68.12	+38%	$37.00	$34.70	(6%)
Core EPS	$2.72	$4.76	+75%	$3.10	$2.60	(16%)
Net Revenue per Share	$11.58	$17.68	+53%	$13.11	$13.49	+3%
Dividend	$0.83	$1.60	+93%	$1.10	$0.96	(13%)
Book Value per Share	$22.13	$27.29	+23%	$17.42	$16.49	(5%)

Notes
1. For fiscal year ended 1996. Security prices as of December 31, 1996. Per share numbers are split adjusted
2. Security prices as of July 24, 2001. Core EPS based on First Call 2001 consensus as of July 16, 2001. Revenue and dividends per share are first half of 2001 annualized

First Union Proposal Premised on More Aggressive Assumptions

Greater Execution Risk in First Union Transaction

- First Union assumes it achieves the same cost saves in Year 1 that SunTrust assumes for Year 3; yet they assert that these could be achieved with no branch closures or system integrations in Year 1
- In an effort to justify its aggressive cost savings assumptions First Union has already increased its branch closing estimates from 250 to 300 to 325
  - 325 is approximately half of Wachovia's branches

	SunTrust Proposal $MM	First Union Proposal $MM	First Union Proposal is
Estimated Cumulative Cost Savings			
Year 1	200	**490**	145% higher
Year 2	350	668	91% higher
Year 3	**500**	890	78% higher
% of Wachovia expenses [(1)]	23%	42%	
Job Losses	**4,000**	**7,000**	**75% higher**
Branch Closures	**150-175**	**325**	**86-117% higher**

Note
1. Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale

This Looks Like CoreStates All Over Again

- CoreStates resulted in: 9.2% market share loss and 31% deposit loss in Philadelphia MSA from June 1997 to June 2000
  - Two downward revisions in 1999 projected earnings ($4.35 projected to $3.40 actual)
  - First Union's stock price declined from $60.81 on December 31, 1998 to $32.94 on December 31, 1999

	CoreStates	Wachovia
Pre-announcement Due Diligence	• 4 days prior to Board meeting; 6 days total	• 4 days prior to Board meeting; 6 days total
Aggressive Cost Savings(1) (2)		
Year 1	• 26%	• 23%
Fully-Phased In	• 45%	• 42%
Past/Future Excuses	• Future Bank Initiative	• Corporate Restructuring

Notes
1. As stated in First Union/CoreStates analyst presentation on 11/18/97
2. Wachovia's estimated core non-interest expense base pro forma for the impact of Republic Security transaction and card sale

First Union Restructuring Has Not Yielded Results

- First Union has prematurely claimed momentum based on one quarter's sequential growth
- The big picture is not so encouraging
- First Union has one of the lowest ROA's in the business
  - First Union restructuring far from complete

Net Income [1]
$MM


900
800
700
600
838
714
702
681
610
649
(23%)
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

ROA [1,2]
%


1.75
1.50
1.25
1.00
0.75
1.35
1.44
1.12
1.42
1.14
1.38
1.14
1.36
0.99
1.30
1.05
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001
First Union
Top 50 Banks

Source: FTU 2Q'01 earnings release and 1Q'01 10Q

Notes
1. Source: First Union 10Qs and earnings releases. Based on reported operating restated earnings
2. Source: SNL Securities. Based on restated core ROA

SunTrust

First Union's "High Growth Businesses"

Competitive Businesses Where First Union has no Competitive Advantages

- **"Our merger partner, First Union, has recently completed a major restructuring, positioning it strongly in growth businesses such as asset management, brokerage and capital markets" – *Bud Baker, Letter to Shareholders, June 20, 2001***
- **'While revenue at its asset-management and trust services segment grew 1% from a year ago, expenses rose 7% as the revenue growth was generated by acquisitions. The inability to cut costs here is particularly worrisome, since trust services growth is a major attraction for Wachovia." – *Harry Milling, Morningstar Equity Research, July 16, 2001***

Capital Management Operating Earnings
$MM



200
150
100
50
0
(22%)
145
135
120
132
113
113
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

Source First Union Press Releases

Corporate and Investment Banking Operating Earnings
$MM



300
250
200
150
100
(45%)
278
199
138
168
150
153
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

Source First Union Press Releases

SunTrust

The Restructuring Seems Far From Over

Business Mix Moving in the Wrong Direction

- **First Union's targeted business mix is so far from its current mix that its target may never be achieved – even assuming First Union's aggressive growth rates**
- **In 2Q'01, General Bank and Capital Management growth rates were moving contrary to First Union's stated targets**

Contribution of Net Income[1]

	2000		2001		Business Mix Target[2]
	3Q %	4Q %	1Q %	2Q %	%
General Bank	45	41	48	53	35–40
Corporate & Investment Banking	20	25	25	24	25–30
Capital Management	17	19	19	17	30–35
Other	18	15	9	6	N/A

Source FTU 2Q'01 earnings release and 1Q'01 10Q

Isn't this going in the wrong direction?

Notes
1. Based on restated information
2. From First Union/Wachovia Investor Presentation, April 16, 2001

SunTrust

And Some Experts Believe First Union Is Not Ready

- "The Company went through a gut wrenching last year. They are not really ready to take on Wachovia. They need more time to continue their restructuring before swallowing a merger of this size."

  –Steve Wharton, Loomis, Sayles & Co [(1)]

- "We continue to contend that First Union is doing the wrong deal at the wrong time – a mismatch of cultures at exactly the time when the company should be sticking to their knitting and continuing to straighten out the franchise, without the added distractions of integrating a company so dramatically different from their own."

  –Nancy Bush, Ryan Beck & Co., 7/13/01

- "First Union's second quarter results, reported Thursday reflect the bank's inability to boost profitability through mergers, so we still believe the proposed deal with Wachovia would be a lackluster investment."

  –Harry Milling, Morningstar Equity Research, 7/16/01

SunTrust

Note
1. Institutional Investor, "Ken Do" by Jacqueline Gold, June 2001

High Risk = Volatile Earnings = Poor Returns

- FTU is a risky stock with high earnings volatility
- Another cycle of volatility is beginning:
  - "…the bank's robust loan growth, up 13% from a year ago, undermined its plan for a more profitable loan base; aggressive loan growth is what lead to a 30% rise in loan defaults in the quarter from a year ago." *Harry Milling, Morningstar Equity Research, July 16, 2001*
- "FTU is targeting that a combination with WB would produce 10% growth in cash EPS in 2001 and an 11%+ 'normalized' EPS growth rate over three to five years. But FTU has not come close to achieving these types of growth rates over the last five years."

  –Thomas McCandless, CIBC World Markets, 5/31/01



Core EPS Growth (1)
%
10
5
0
(5)
(10)
(15)
(20)
4.8
(1.2)
6.5
(13.2)
(12.5)
1997
1998
1999
2000
2001E (2)

Notes
1. Originally reported; excludes non-recurring items, merger-related and restructuring charges
2. First Call estimates as of 7/16/01

Previous Promises

Missteps Not Limited to CoreStates

- **Through the years, First Union has established a pattern for major acquisitions:**
  - **Step 1: Aggressively pursue transactions**
  - **Step 2: Tout benefits of transaction to target shareholders**
  - **Step 3: Miss earnings projections**
  - **Step 4: Apologize to Wall Street and claim to have learned from mistakes**
  - **Return to Step 1: Aggressively pursue transactions. . .**

First Union Acquisitions

	Dominion	First Fidelity	Wheat First
Announcement Date	9/21/92	6/19/95	8/20/97
EPS (Yr) Projected at Announcement[1] ($)	$3.54 (96)	$3.62 (97)	$3.90 (98)
Reported Operating EPS (Yr)	3.16 (96)	3.30 (97)	3.21 (98)[2]
Shortfall (%)	(10.9)%	(8.8)%	(17.7)%

Source First Union 10Ks, analyst presentations, press releases and IBES. EPS estimates adjusted for stock splits

First Union Acquisitions

	Money Store[4]	Signet	CoreStates	EVEREN
Announcement Date	3/04/98	7/21/97	11/18/97	4/26/99
EPS (Yr) Projected at Announcement[3] ($)	$4.38 (99)	$4.36 (99)	$4.46 (99)	$4.52 (00)
Reported Operating EPS (Yr)	3.40 (99)	3.40 (99)	3.40 (99)	2.97 (00)
Shortfall (%)	(22.4)%	(22.0)%	(23.8)%	(34.3)%

Source First Union analyst presentations, press releases, Company reports and IBES. EPS estimates adjusted for stock splits

Notes
1. Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation"
2. Excludes non-recurring gains, benefits and expenses. Reported operating EPS was $3.77, a 3.3% shortfall
3. Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation". EVEREN projected EPS based on $0.02 above median IBES estimates as of announcement date as company described transaction as $0.02 accretive to 2000 EPS
4. Restructuring and other charges related to Money Store totaled $2.6Bn after-tax in 2000. Source: First Union analyst presentation, June 26, 2000

SunTrust

Why Vote AGAINST First Union

SunTrust has proposed a superior offer

- SunTrust/Wachovia is a compelling transaction for both sets of shareholders
  - Ideal complementary business mix and geographic fit
  - Compatible cultures that will facilitate execution
- Proposal has always had the higher value, and we believe, as history supports, it always will
- Dividend is simpler and better
- Currency is stronger
- Lower risk: Execution and balance sheet
- SunTrust benefits not premised on P/E expansion or rebalancing business mix; although P/E expansion likely
- SunTrust believes that an AGAINST vote would send a strong signal to the Wachovia board to sit down and negotiate with SunTrust

Why Vote AGAINST First Union

Reward Does Not Compensate for Risk in Its Stock

- **Bud Baker himself has suggested that something may have been "missed"**
- **Baker's quotes suggest a better deal is available**
- **An AGAINST vote is the only way for Wachovia shareholders to test First Union's commitment and to keep other options open**

- Low premium offer
- Dividend proposal halts Wachovia dividend growth for indefinite period
- Benefits premised on P/E expansion which analysis shows is already in First Union stock
- First Union risk profile is inconsistent with Wachovia's historical long term value focus
  - First Union has insufficient capital cushion given its appetite for risk
- AGAINST vote keeps options open for Wachovia shareholders
  - SunTrust proposal
  - First Union at higher price or on better terms
    - Between Wachovia's two Board meetings, First Union changed exchange ratio from 1.9 to 2.0 and added $0.48 special dividend
  - Other third party proposal (Deutsche Bank, BB&T, others)